BB

04017113

S
E COMMISSION
20549

SEC RECEIVED APR 30 2004 WASH, D.C. 208

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SEC FILE NUMBER
8- 52046

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STIPEK SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12551 WELBE DRIVE

(No. and Street)

SANTA ANA, CALIFORNIA 92705

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LESLIE C STIPEK 714-630-0436

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GERARD R. ROWLAND

(Name – *if individual, state last, first, middle name*)

2192 DUPONT DRIVE, SUITE 208, IRVINE, CALIFORNIA 92612

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LESLIE C STIPEK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STIPEK SECURITIES, LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRUCE A. HYPOLITE
Comm. # 1308118
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires June 8, 2005

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stipek Securities, LLC

FINANCIAL STATEMENTS
Including the
Independent Auditor's Report
and Supplemental Information
for the year ended

DECEMBER 31, 2003

Stipek Securities, LLC

DECEMBER 31, 2003

CONTENTS

Gerard R Rowland, CPA
2192 Dupont Drive, Suite 208, Irvine, CA 92612

AUDITOR'S REPORT

Stockholders and Board of Directors
Stipek Securities, LLC

I have audited the accompanying Statement of Financial Condition of Stipek Securities, LLC as of December 31, 2002 and December 31, 2003, and the Statements of Operations and Stockholder's Equity, proprietors' capital and the Statement of Cash Flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Stipek Securities, LLC as of December 31, 2002 and December 31, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Irvine, California
January 13, 2004

Stipek Securities, LLC

STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2003

	2003	2002
ASSETS		
Cash	$ 13,017	$ 25,824
Commissions receivable	333	4,823
	$ 13,350	$ 30,647
LIABILITIES		
Accounts payable and accrued expenses	$ 2,550	$ 4,847
Income taxes payable	800	800
	3,350	5,647
Commitments and contingent liabilities		
PROPRIETORS' CAPITAL		
PROPRIETORS' CAPITAL	10,000	25,000
	$ 13,350	$ 30,647

See accountant's report and notes to financial statements

STATEMENT OF INCOME AND PROPRIETORS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003	2002
REVENUES		
Securities commissions	$ 57,283	$ 63,809
Interest and dividends	18	241
Other income	-	184
	57,301	64,234
EXPENSES		
Office expenses	54,001	60,934
Professional fees	2,500	2,500
	56,501	63,434
INCOME BEFORE INCOME TAXES	800	800
PROVISION FOR INCOME TAXES		
Current Income Taxes	800	800
NET INCOME	$ 0	$ 0
PROPRIETORS' CAPITAL, beginning of year	25,000	25,000
CAPITAL WITHDRAWAL	(15,000)	-
PROPRIETORS' CAPITAL, end of year	$ 10,000	$ 25,000

See accountant's report and notes to financial statements

Stipek Securities, LLC

STATEMENT OF CASH FLOWS
December 31, 2003

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Change in assets and liabilities:		
Decrease (increase) in deposits with clearing organizations	$ 4,490	$ 2,856
Increase (decrease) in accounts payable and accrued expenses	(2,297)	(2,473)
Total adjustments	2,193	383
Net cash provided by operating activities	2,193	383
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital withdrawal	(15,000)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
(DECREASE) INCREASE IN CASH	$ (12,807)	$ 383
CASH, beginning of year	25,824	25,441
CASH, end of year	$ 13,017	$ 25,824
Supplemental disclosures of cash flow information: Cash paid during the year for:		
Income tax	800	800

See accountant's report and notes to financial statements

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1- Business Activity

Stipek Securities, LLC (the Company) is a California Limited Liability Company, which filed its Articles of Organization on October 12 1999, and adopted a calendar year end. The "Company" was formed for the sale financial products and other related activities. The company is registered as a broker/dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company does not perform any securities transactions and accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(1).

Note 2-Summary of Significant Accounting Policies

The Company's accounting records are maintained on a modified cash basis, however, the accompanying financial statements are presented on the accrual basis in accordance with generally accepted accounting principles whereby all income is recognized when earned, and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Accordingly, actual results could differ from those estimates.

Note 3- Statement of Cash Flows

The Company adopted cash flows reporting as required in Statement of Financial Accounting Standards No. 95. This statement established standards for providing a Statement of Cash Flows. For purposes of the Statement of Cash Flows, the Company considers Cash in the bank to include Treasury Bills and cash in the savings account.

Note 4- Furniture and Computer Equipment

The company has no furniture or equipment on its books.

Note 5- Net Equity Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to have and maintain net equity (as defined) of not less than $ 5,000. At December 31, 2003, the Company had excess Net Equity of $5,000.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 6- Commitments and Contingencies

The company leases no office space and signed no lease agreements and has no commitments or contingencies.

Note 7-Income Taxes

The Company has adopted Statement of Financial Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements in different periods from the tax returns. In estimating future tax consequences SFAS 109 generally considers all expected future events other than enactment of changes in the law or rates. The Company files its income tax returns on the cash basis, which permits the deferral of income and expenses received or paid. Deferred income taxes of $0 relating principally to timing differences in the recognition of income and expenses on a cash basis for tax purposes and on an accrual basis for financial reporting purposes are included in the balance sheet.

Note 8- Related Party Transactions

Stipek Financial Services, LLC is under the same ownership and management control as the Company. During the year ending December 31, 2003 there were related party transactions of $54,001 in professional fees paid to Stipek Financial Services, LLC by the Company.

Stipek Securities, LLC

Independent Auditor's Report on Internal Accounting Control
Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Stipek Securities, LLC
Santa Ana, CA

In planning and performing my audit of the consolidated financial statements of Stipek Securities, LLC for the years ended December 31, 2002 and December 31, 2003, I have considered it internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I made a study of the practices and procedures followed by Stipek Securities, LLC that I considered relevant to the objectives stated in Rule 17a-5(g)(1), in the making of the periodic computations of aggregate indebtedness and net equity under Rule 17a-3(a)(11) and the procedures for determining
In planning and performing my audit of the consolidated financial statements of Stipek Securities, LLC for the years ended December 31, 2002 and December 31, 2003, I have considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I made a study of the practices an procedures followed by Stipek Securities, LLC that I considered relevant to the objectives stated in Rule 17a-5(g)(1), in the making the periodic computations of compliance with the exemptive provision of SEC Rule From SEC rule 15c3-3. Due to the nature of this business, the Company is exempt from SEC Rule 15c3-3 and various other SEC rules and regulations. As of December 31, 2003, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3, and no facts came to my attention during the audit that indicated such conditions had not been complied with during the year. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and recordation of differences required for payment for securities of Section 7 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers nor perform custodial functions relating to customer's securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorised use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to remit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Board of Directors
Stipek Securities, LLC
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

January 13, 2004
Irvine, CA

Stipek Securities, LLC

Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission December 31, 2003

	2003	2002
Net Capital		
Stockholder's equity	$ 10,000	$ 25,000
Less non allowable assets:		
Net Capital	10,000	25,000
Aggregated Indebtedness		
Accounts payable, accrued liabilities	3,350	5,647
Total Aggregated indebtedness	3,350	5,647
Minimum Net Equity Requirement	5,000	5,000
Net Equity Adjusted, as detailed above	10,000	25,000
Net Equity in Excess of Requirement	$ 5,000	$ 20,000
Ratio of aggregated indebtedness to net equity	33.50 %	22.59 %

See accountant's report and notes to financial statements

Stipek Securities, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4)

	2003	2002
Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 10,000	$ 25,000
Audit Adjustments:		
Audited computation of Net Equity	$ 10,000	$ 25,000

See accountant's report and notes to financial statements